                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. __)


                     CENTRAL COAL & COKE CORPORATION
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                            (Name of Issuer)


                              COMMON STOCK
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                     (Title of Class of Securities)


                              153141 10 6
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                             (CUSIP Number)


                       Phelps M. Wood, Box 660729,
                       ---------------------------
             Arcadia, California 91066-0729     (818) 446-6175
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              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              Copy to:
                          David Lamb, Esq.
                  Milbank, Tweed, Hadley & McCloy LLP
                    601 S. Figueroa St., 30th Floor
                     Los Angeles, California 90017

                      Telephone:  (213) 892-4434

                              7/5/00
                        --------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement.

                            SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Phelps M. Wood
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     S.S. ####-##-####
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:
     PF
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)   x

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         101,179

           (8)  SHARED VOTING POWER:       4,892

           (9)  SOLE DISPOSITIVE POWER:    101,179

           (10) SHARED DISPOSITIVE POWER:  4,892

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     106,071 shares

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     41.3%
(14) TYPE OF REPORTING PERSON:IN

Item 1.	Security and Issuer.

Common Stock of Central Coal & Coke Corporation
127 West 10th Street, Suite 666
Kansas City, Missouri 64105

Item 2.	Identity and Background.
(a) Phelps M. Wood
(b) P.O. Box 660729, Arcadia, CA 91006.
(c) President of Tektest, Inc., P.O. Box 660729, Arcadia, CA 91006
(d) None
(e) The reporting person was a party to an administrative proceeding before the Securities and Exchange Commission ("SEC") concerning violations of Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). A cease and desist order and an offer of settlement were approved by the SEC on April 12, 2000. The order requires the reporting person to refrain from violations of Sections 13(d) and 16(a) of the Exchange Act and the rules promulgated thereunder.
(f) U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal funds of the reporting person were used in the purchases. No borrowed funds were used. A total of $60,187.50 was paid in consideration for the 2000 shares.

Item 4. Purpose of Transaction.

The purchase of the securities was for the purpose of investment. No other purpose is planned or contemplated.

Item 5.Interest in Securities of the Issuer.

(a) The purpose of this filing is merely to correct an error in the previously reported number of shares of the corporation beneficially owned by the reporting person. Following the transactions described herein, the reporting person owns 106,071 shares of common stock of the corporation representing 41.3% of the common stock of the corporation.

(b)  Sole voting power:        101,179
     Shared voting power:      4,892
     Sole dispositive power:   101,179
     Shared dispositive Power: 4,892

(c) 500 shares purchased in an open market transaction on July 5, 2000 at the price of $29.00 per share. 1000 shares purchased in an open market transaction on July 5, 2000 at the price of $30.50 per share. 500 shares purchased in an open market transaction on July 5, 2000 at the price of $30.375 per share.

(d)  No such person is known.

Item 6.	Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships with respect to the issuer exists.

Item 7.	Material to be Filed as Exhibits.

Not applicable as none exists.

                        SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2001
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                          By:/s/Phelps M. Wood
                             --------------
                          Name:Phelps M. Wood